Oshkosh Corporation Classification - Restricted

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form SD
SPECIALIZED DISCLOSURE REPORT
Oshkosh Corporation
(Exact Name of Registrant as Specified in Charter)

Wisconsin	1-31371	39-0520270
(State or Other Jurisdiction of Incorporation)	(Commission File No.)	(I.R.S. Employer Identification Number)

P.O. Box 2566, Oshkosh, Wisconsin	54903-2566
(Address of Principal Executive Offices)	(Zip Code)

Ignacio A. Cortina Executive Vice President, General Counsel and Secretary	(920) 502-3023
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

⌧     Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

Oshkosh Corporation Classification - Restricted

Section 1 - Conflict Minerals Disclosure
Items 1.01 and 1.02 Conflict Minerals Disclosure and Report; Exhibits

Conflict Minerals Disclosure
Oshkosh Corporation is providing a Conflict Minerals Report as Exhibit 1.01 hereto, and it is publicly available at www.oshkoshcorp.com under the “Investors” section and within the “SEC Filings” tab.
Section 2 - Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

Oshkosh Corporation Classification - Restricted

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.
OSHKOSH CORPORATION By /s/ Ignacio A. Cortina Ignacio A. Cortina Executive Vice President, General Counsel and Secretary	Date: June 1, 2020

Oshkosh Corporation Classification - Restricted
Exhibit 1.01
Oshkosh Corporation
Conflict Minerals Report
for the Year Ended December 31, 2019

Oshkosh Corporation (“Oshkosh”) has prepared this conflict minerals report on Form SD for the year ended December 31, 2019, to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Conflict Minerals Rule”). The Securities and Exchange Commission (“SEC”) adopted the Conflict Minerals Rule to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”).

1.	Company Overview
Oshkosh and its subsidiaries are committed to responsible supply chain management. This means Oshkosh endeavors to procure materials and parts from suppliers that, among other important values, demonstrate a respect for the human rights and individual dignity of all participants within its supply chain.  Starting with the 2013 reporting period, we took specific actions to fully implement the requirements of the Dodd-Frank Act related to the supply chain for tin, tungsten, tantalum, and gold (“3TG”).  Since then, we have expanded and improved upon these actions to ensure ongoing effectiveness of our conflict minerals program.  We continue to support the responsible mining and sourcing of 3TG within the Democratic Republic of the Congo or an adjoining country (“Covered Countries”) and do not knowingly procure materials or parts that finance or benefit armed groups within the Covered Countries.
Oshkosh is a leading designer, manufacturer and marketer of a broad range of specialty vehicles and vehicle bodies.  The Company maintains four reportable segments:
•
Access equipment – aerial work platforms and telehandlers used in a wide variety of construction, agricultural, industrial, institutional and general maintenance applications to position workers and materials at elevated heights, as well as wreckers and car carriers.

•	Defense – tactical trucks, trailers and supply parts and services sold to the U.S. military and to other militaries around the world.
•	Fire & emergency – custom and commercial firefighting vehicles and equipment, airport rescue and firefighting (ARFF) vehicles, snow removal vehicles, simulators, and broadcast vehicles.
•	Commercial – concrete mixers, refuse collection vehicles, portable and stationary concrete batch plants and vehicle components, as well as field service vehicles and truck mounted cranes.

Oshkosh Corporation Classification - Restricted
Each of our business segments sells complex vehicles for use by a wide variety of industries and service providers around the world.  Because of this complexity and the wide variety of functionality that our vehicles offer, the list of components needed to manufacture these products is extensive.
We know that 3TG are common and essential to our industry.   The engines, electronic control modules, electrical harnesses, weld wire, and microprocessors that manufacturers in the vehicle and transportation equipment industry use as production inputs are known, in at least some cases, to contain 3TG. However, Oshkosh has not been able to specifically identify any 3TG in our products that was mined in the Covered Countries by persons that finance or benefit armed groups in the Covered Countries.
We also know that Oshkosh does not purchase ore or unrefined 3TG from mines and is generally many steps removed in the supply chain from the mining and refining of 3TG. We purchase materials and parts from a wide network of suppliers and must rely on those suppliers to assist with the collection of data used to attempt to identify the ultimate source of the minerals that our suppliers use in their manufacturing processes.
We purchase materials or parts directly from approximately 4,300 different suppliers.  We refer to these direct suppliers as our Tier 1 suppliers, and many of these suppliers have equally large and diverse supply chains that provide materials or parts in the manufacture of their products.  This pattern is repeated through our supply chain.  For materials or parts that are subject to many manufacturing steps, we estimate there may be more than 5 tiers of suppliers between us and a smelter or refiner that actually processes 3TG that a particular product may contain.
Oshkosh expends significant effort to ensure that its direct material supply base contains the optimal number of Tier 1 suppliers.  This is an ongoing effort to identify and engage suppliers that offer the appropriate balance of innovation and technology and competitive pricing to ensure our products continue to provide our customers with the best value in the marketplace.  In addition, to comply with the U.S. Government’s small business procurement rules, regulations, and guidelines, our defense segment works with and supports hundreds of small businesses that have limited resources and technical knowledge with which to conduct 3TG supply chain investigations.
Many of our suppliers, including most of these small businesses, are not directly subject to the Conflict Minerals Rule.  Further, many do not possess the resources and/or requisite technical expertise with which to perform detailed investigations of their own 3TG supply chains.  We have made significant progress toward understanding the source of the 3TG in our supply chain; however, working with a broad, deep and highly varied supply base is and will remain a challenge.
2.	Actions Taken in Support of Our Conflict Minerals Program
Over the course of the last several years, Oshkosh has expended significant resources to identify the source of 3TG in its products.  While a percentage of the world’s 3TG does originate in the Covered Countries, a significant portion does not.  Further, a large amount is from scrap or recycled sources.  So, it is important for us to learn as much about the source of any 3TG in our products as is feasible. We have taken specific actions to bolster our understanding of the 3TG within our supply chain.

Oshkosh Corporation Classification - Restricted
Framework
We designed our conflict minerals program to substantially conform to the framework outlined in The Organisation for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD Guidance) and the related Supplements for gold and for tin, tantalum and tungsten.
Internal Team
Our cross functional team is comprised of staff level positions and experienced leaders from the finance, supply chain, legal, sustainability, and risk functions and continues to monitor our program status.  The steering team we established at the outset of our program, as well as our senior executive management team, remain engaged on an as needed basis to ensure we continue to make progress toward our goals.
Training – Internal and External

As part of our program, we provide our suppliers annual conflict minerals refresher training conducted by an industry leading compliance firm.  In addition, our own subject matter experts are available to answer suppliers’ questions on an as needed basis.  We send to each supplier a copy of the updated Electronic Industry Citizenship Coalition® (EICC®) and the Global e-Sustainability Initiative (GeSI) template (the “EICC-GeSI template”).  We also make training from expert resources on the template available to our suppliers to answer questions on the content, purpose, and format of the template.  This template was developed to facilitate the disclosure and communication of information regarding smelters or refiners that provide materials or parts to a company’s supply chain.  The template includes questions regarding a direct supplier’s conflict minerals policy, engagement with its direct suppliers, and a listing of the smelters or refiners the direct supplier and its suppliers use.  In addition, the template contains questions about the origin of conflict minerals included in the direct supplier’s products.
Our internal training program includes communications on any changes impacting the reporting and regulatory requirements relating to conflict minerals and refresher updates for both existing and new employees.  We offer training events for our existing supply chain employees, and we include conflict minerals content in our new employee training program.

Conflict Minerals Policy

We review Oshkosh’s internal and external conflict minerals policies annually and consider potential updates.  This helps to keep current the shared expectations we place on both our employees and our suppliers and ensure that they are clear and understandable.  The internal policy is part of our global conflict minerals program, and the external policy can be found on Oshkosh’s website at: www.oshkoshcorp.com, under the “Our Story” section under the “Ethics” tab.

Supplier Terms and Conditions and Supplier Code of Conduct
We communicate our expectations of suppliers through our Oshkosh Supplier Code of Conduct as well as through our commercial terms and conditions for the purchase of products. We require suppliers to develop processes to understand the origin of materials in their products so that steps can be taken to confirm that their products are not produced with 3TG sourced from the Covered Countries that finance or benefit armed groups in the Covered Countries.

Oshkosh Corporation Classification - Restricted
Violation Reporting Processes
Employees and suppliers can report violations of any of Oshkosh’s policies through our Hot Line process.  In addition, we have established a process specifically for conflict minerals questions and concerns.
Records Maintenance
We have retained all relevant documentation from our surveys and due diligence that we describe below.
3.       Reasonable Country of Origin Inquiry and Due Diligence
Supplier Surveys
We adopted a risk-based survey process for our suppliers.  Due to the complexity and depth of our supply base, we surveyed suppliers who together represented a significant majority of our direct material expenditures in 2019.  We highlighted for follow-up any supplier whose survey response suggested a greater likelihood of manufacturing products containing 3TG from a Covered Country.  We believe and have confirmed that this risk-based approach is consistent with the process that many of our global manufacturing peer companies follow.
We sent the updated EICC-GeSI template to our Tier 1 suppliers. As a result of our approach, we sent surveys to suppliers representing approximately 96% of our 2019 expenditures for direct materials and components.
Survey Responses and Follow-up Engagement
Our protocol for the survey of Oshkosh suppliers required at least three follow-up inquiries to any supplier who did not respond to the initial survey.  These follow-up efforts included two electronic and at least one person-to-person engagement. We reviewed all responses against defined criteria we developed to determine which required further engagement. These criteria included untimely or incomplete responses as well as inconsistencies in the data reported.  When a supplier survey response indicated a greater likelihood of products containing 3TG from a Covered Country, we utilized a supplier risk escalation/disposition process that was developed for this purpose.  In these instances, Oshkosh personnel interface directly with the supplier to better understand the content and the specific risks contained in the supplier’s survey response.
The majority of the responses we received provided data at the company level or division/segment level, rather than at a part number level.  That is, the supplier provided data regarding the supplier or a division or segment generally rather than as to specific materials or parts that the supplier provides to Oshkosh.

Oshkosh Corporation Classification - Restricted
Our supplier responses included names of smelters or refiners, although there was no reliable information indicating that any of the 3TG that suppliers may have obtained from these smelters or refiners was actually contained in materials or parts that the supplier supplied to us.  Therefore, Oshkosh was unable to confirm the identity or location of all of the smelters or refiners that may be in our supply chain.  We were able to match 322 (313 in the prior year) of the smelters or refiners that supplier responses identified to the Responsible Minerals Initiative (formerly the Conflict-Free Sourcing Initiative) list, including those smelters or refiners on Appendix A.  Approximately 95% (95% in the prior year) of the smelters or refiners we were able to match to the list either were certified as conflict free or were actively working toward conflict free certification.  As to the remaining 5% that we were able to identify as “active” smelters or refiners based on the list, no certification status was available.  This does not definitively mean that these smelters or refiners are sourcing from the Covered Countries or financing or benefiting armed groups within the Covered Countries, and we have discovered no reliable information indicating that they are.
Virtually all of the responses to our surveys supported our conclusion that 3TG in materials or parts supplied to us were not likely sourced in a Covered Country.  In the small number of cases where our process indicated further investigation was appropriate, we solicited additional information regarding whether the minerals reported were actually contained in the materials or parts supplied to us, whether any of the 3TG that these suppliers reported were known to have originated in a Covered Country, and whether any of the 3TG that these suppliers reported was financing or benefitting armed groups in Covered Countries.  After follow-up, we were able to confirm either that these suppliers did not present a risk or that the additional information did not allow us to reach a determination regarding origin.
4.	Improvement Actions – Reporting Year 2018 to 2019
Our improvement initiatives for the 2019 reporting period were focused in the following areas:
a.
Data extraction and supplier risk assessment – we improved our ability to identify suppliers that accounted for a significant amount of our direct material spend.  As a result, our supplier survey process was more focused, allowing us to target those specific suppliers whose survey responses indicated a higher risk of sourcing from a Covered Country.  We engaged those suppliers directly in an attempt to determine the specific risk factors in effect and how those risks could best be addressed.

b.
Supplier risk escalation/disposition – we continued to refine and utilize our supply chain conflict minerals risk escalation/disposition process.  This step-by-step methodology guides an individual through the process of identifying and mitigating 3TG risk and includes a process flowchart with decision points and next steps, work instructions, and a checklist of action steps for supply chain personnel to take when a potential 3TG supply chain risk is identified through the supplier survey process.  This process is highly tailored toward one-on-one, interpersonal engagement between our personnel and the supplier to ensure any potential risk is fully understood and appropriate risk mitigation actions are developed.

c.
Supplier survey responses - we continued to make improvements to our supplier survey process in an attempt to increase response rate and our understanding of the 3TG in our supply chain.  These improvements included specific outreach to historically non-responsive suppliers as well as changes in the timing of our survey activities that created additional time to evaluate our survey responses.

d.
Smelter or refiner information – through continued engagement with the Responsible Minerals Initiative, we received more information from our suppliers for this reporting period regarding smelters or refiners that may be in our supply chain.

e.
Best practice benchmarking – we have maintained our participation in both formal and informal peer group discussions and reviews.  We continued to be a participant in AIAG (Automotive Industry Action Group) and MAPI (Manufacturers Alliance for Productivity and Innovation) discussion forums and educational sessions.  We also continued to be active participants in the Responsible Minerals Initiative program for the 2019 reporting period.

f.
The COVID-19 pandemic had a significant impact on our suppliers’ ability to respond to our survey process this reporting period through the closure of facilities and limited access to employee resources.  As a result, we incorporated additional outreach to our supply base into our supplier survey process for this reporting period to ensure we obtained the maximum amount of information possible regarding 3TG in our supply chain.

5.	Future Actions to Improve Our Conflict Minerals Program
Oshkosh will continue to identify and implement improvements to better our conflict minerals program with our main areas of focus in the following areas:
a.	Enhance our data mining and extraction processes to identify potential 3TG risk within our supply chain to improve our ability to fully disclose, evaluate, and address those risks.
b.	Further engage suppliers with 3TG content in the products they provide to improve our understanding of their supply chains and develop risk mitigation steps as appropriate.
c.
Continue to exchange information and best practices within the Responsible Minerals Initiative program, AIAG, and MAPI to increase our understanding of conflict minerals best practices and the smelters or refiners in our supply chain and to better understand the ultimate source and conflict status of the minerals in our multi-tiered and complex supply chain.

d.	Continue to work within industry established frameworks, our trade associations, and other groups to identify and implement best practices related to conflict minerals.

Oshkosh Corporation Classification - Restricted
Appendix A – Smelter or Refiner Information
Metal	Smelter ID	Smelter Name	Country
Gold	CID003425	Eco-System Recycling Co., Ltd. West Plant	JPN
Gold	CID003424	Eco-System Recycling Co., Ltd. North Plant	JPN
Gold	CID003324	QG Refining, LLC	USA
Gold	CID003195	DS PRETECH Co., Ltd.	KOR
Gold	CID003189	NH Recytech Company	KOR
Gold	CID002973	Safimet S.p.A	ITA
Gold	CID002919	Planta Recuperadora de Metales SpA	CHL
Gold	CID002918	SungEel HiMetal Co., Ltd.	KOR
Gold	CID002872	Pease & Curren	USA
Gold	CID002867	Degussa Sonne / Mond Goldhandel GmbH	DEU
Gold	CID002865	Kyshtym Copper-Electrolytic Plant ZAO	RUS
Gold	CID002863	Bangalore Refinery	IND
Gold	CID002857	Modeltech Sdn Bhd	MYS
Gold	CID002853	Sai Refinery	IND
Gold	CID002852	Gujarat Gold Centre	IND
Gold	CID002850	AU Traders and Refiners	ZAF
Gold	CID002779	Ogussa Osterreichische Gold- und Silber-Scheideanstalt GmbH	AUT
Gold	CID002778	WIELAND Edelmetalle GmbH	DEU
Gold	CID002777	SAXONIA Edelmetalle GmbH	DEU
Gold	CID002765	Italpreziosi	ITA
Gold	CID002763	8853 S.p.A.	ITA
Gold	CID002762	L'Orfebre S.A.	AND
Gold	CID002761	SAAMP	FRA
Gold	CID002708	Abington Reldan Metals, LLC	USA
Gold	CID002615	TOO Tau-Ken-Altyn	KAZ
Gold	CID002606	Marsam Metals	BRA
Gold	CID002605	Korea Zinc Co., Ltd.	KOR
Gold	CID002587	Tony Goetz NV	BEL
Gold	CID002582	REMONDIS PMR B.V.	NLD
Gold	CID002580	T.C.A S.p.A	ITA
Gold	CID002567	Sudan Gold Refinery	SDN
Gold	CID002563	Kaloti Precious Metals	ARE
Gold	CID002561	Emirates Gold DMCC	ARE
Gold	CID002560	Al Etihad Gold Refinery DMCC	ARE
Gold	CID002516	Singway Technology Co., Ltd.	TWN
Gold	CID002515	Fidelity Printers and Refiners Ltd.	ZWE
Gold	CID002511	KGHM Polska Miedz Spolka Akcyjna	POL
Gold	CID002509	MMTC-PAMP India Pvt., Ltd.	IND
Gold	CID002459	Geib Refining Corporation	USA
Gold	CID002314	Umicore Precious Metals Thailand	THA
Gold	CID002312	Guangdong Jinding Gold Limited	CHN
Gold	CID002290	SAFINA A.S.	CZE
Gold	CID002282	Morris and Watson	NZL
Gold	CID002243	Gold Refinery of Zijin Mining Group Co., Ltd.	CHN
Gold	CID002224	Zhongyuan Gold Smelter of Zhongjin Gold Corporation	CHN
Gold	CID002129	Yokohama Metal Co., Ltd.	JPN
Gold	CID002100	Yamakin Co., Ltd.	JPN
Gold	CID002030	Western Australian Mint (T/a The Perth Mint)	AUS
Gold	CID002003	Valcambi S.A.	CHE
Gold	CID001993	United Precious Metal Refining, Inc.	USA
Gold	CID001980	Umicore S.A. Business Unit Precious Metals Refining	BEL
Gold	CID001977	Umicore Brasil Ltda.	BRA
Gold	CID001955	Torecom	KOR
Gold	CID001947	Tongling nonferrous Metals Group Co.,Ltd	CHN
Gold	CID001938	Tokuriki Honten Co., Ltd.	JPN
Gold	CID001916	The Refinery of Shandong Gold Mining Co., Ltd.	CHN
Gold	CID001909	Great Wall Precious Metals Co., Ltd. of CBPM	CHN
Gold	CID001875	Tanaka Kikinzoku Kogyo K.K.	JPN
Gold	CID001798	Sumitomo Metal Mining Co., Ltd.	JPN
Gold	CID001761	Solar Applied Materials Technology Corp.	TWN
Gold	CID001756	SOE Shyolkovsky Factory of Secondary Precious Metals	RUS
Gold	CID001736	Sichuan Tianze Precious Metals Co., Ltd.	CHN
Gold	CID001622	Shandong Zhaojin Gold & Silver Refinery Co., Ltd.	CHN
Gold	CID001619	Shandong Tiancheng Biological Gold Industrial Co., Ltd.	CHN
Gold	CID001585	SEMPSA Joyeria Plateria S.A.	ESP
Gold	CID001562	Samwon Metals Corp.	KOR
Gold	CID001555	Samduck Precious Metals	KOR
Gold	CID001546	Sabin Metal Corp.	USA
Gold	CID001534	Royal Canadian Mint	CAN
Gold	CID001512	Rand Refinery (Pty) Ltd.	ZAF
Gold	CID001498	PX Precinox S.A.	CHE
Gold	CID001397	PT Aneka Tambang (Persero) Tbk	IDN
Gold	CID001386	Prioksky Plant of Non-Ferrous Metals	RUS
Gold	CID001362	Penglai Penggang Gold Industry Co Ltd	CHN
Gold	CID001352	PAMP S.A.	CHE
Gold	CID001326	OJSC "The Gulidov Krasnoyarsk Non-Ferrous Metals Plant" (OJSC Krastsvetmet)	RUS
Gold	CID001325	Ohura Precious Metal Industry Co., Ltd.	JPN
Gold	CID001259	Nihon Material Co., Ltd.	JPN
Gold	CID001236	Navoi Mining and Metallurgical Combinat	UZB
Gold	CID001220	Nadir Metal Rafineri San. Ve Tic. A.S.	TUR
Gold	CID001204	Moscow Special Alloys Processing Plant	RUS
Gold	CID001193	Mitsui Mining and Smelting Co., Ltd.	JPN
Gold	CID001188	Mitsubishi Materials Corporation	JPN
Gold	CID001161	Metalurgica Met-Mex Penoles S.A. De C.V.	MEX
Gold	CID001157	Metalor USA Refining Corporation	USA
Gold	CID001153	Metalor Technologies S.A.	CHE
Gold	CID001152	Metalor Technologies (Singapore) Pte., Ltd.	SGP
Gold	CID001149	Metalor Technologies (Hong Kong) Ltd.	CHN
Gold	CID001147	Metalor Technologies (Suzhou) Ltd.	CHN
Gold	CID001119	Matsuda Sangyo Co., Ltd.	JPN
Gold	CID001113	Materion	USA
Gold	CID001093	Luoyang Zijin Yinhui Metal Smelt Co Ltd	CHN
Gold	CID001078	LS-NIKKO Copper Inc.	KOR
Gold	CID001058	Lingbao Jinyuan Tonghui Refinery Co. Ltd.	CHN
Gold	CID001056	Lingbao Gold Co., Ltd.	CHN
Gold	CID001032	L' azurde Company For Jewelry	SAU
Gold	CID001029	Kyrgyzaltyn JSC	KGZ
Gold	CID000981	Kojima Chemicals Co., Ltd.	JPN
Gold	CID000969	Kennecott Utah Copper LLC	USA
Gold	CID000957	Kazzinc	KAZ
Gold	CID000956	Kazakhmys Smelting LLC	KAZ
Gold	CID000937	JX Nippon Mining & Metals Co., Ltd.	JPN
Gold	CID000929	JSC Uralelectromed	RUS
Gold	CID000927	JSC Ekaterinburg Non-Ferrous Metal Processing Plant	RUS
Gold	CID000924	Asahi Refining Canada Ltd.	CAN
Gold	CID000920	Asahi Refining USA Inc.	USA
Gold	CID000855	Jiangxi Copper Co., Ltd.	CHN
Gold	CID000823	Japan Mint	JPN
Gold	CID000814	Istanbul Gold Refinery	TUR
Gold	CID000807	Ishifuku Metal Industry Co., Ltd.	JPN
Gold	CID000801	Inner Mongolia Qiankun Gold and Silver Refinery Share Co., Ltd.	CHN
Gold	CID000778	HwaSeong CJ Co. Ltd.	KOR
Gold	CID000773	Hunan Guiyang yinxing Nonferrous Smelting Co., Ltd.	CHN
Gold	CID000767	Hunan Chenzhou Mining Group Co., Ltd.	CHN
Gold	CID000711	Heraeus Precious Metals GmbH & Co. KG	DEU
Gold	CID000707	Heraeus Metals Hong Kong Ltd.	CHN
Gold	CID000694	Heimerle + Meule GmbH	DEU
Gold	CID000689	LT Metal Ltd.	KOR
Gold	CID000671	Hangzhou Fuchunjiang Smelting Co., Ltd.	CHN
Gold	CID000651	Guoda Safina High-Tech Environmental Refinery Co., Ltd.	CHN
Gold	CID000522	Refinery of Seemine Gold Co., Ltd.	CHN
Gold	CID000493	OJSC Novosibirsk Refinery	RUS
Gold	CID000425	Eco-System Recycling Co., Ltd. East Plant	JPN
Gold	CID000401	Dowa	JPN
Gold	CID000362	DODUCO Contacts and Refining GmbH	DEU
Gold	CID000359	DSC (Do Sung Corporation)	KOR
Gold	CID000343	Daye Non-Ferrous Metals Mining Ltd.	CHN
Gold	CID000264	Chugai Mining	JPN
Gold	CID000233	Chimet S.p.A.	ITA
Gold	CID000197	Yunnan Copper Industry Co Ltd	CHN
Gold	CID000189	Cendres + Metaux S.A.	CHE
Gold	CID000185	CCR Refinery - Glencore Canada Corporation	CAN
Gold	CID000180	Caridad	MEX
Gold	CID000176	C. Hafner GmbH + Co. KG	DEU
Gold	CID000157	Boliden AB	SWE
Gold	CID000128	Bangko Sentral ng Pilipinas (Central Bank of the Philippines)	PHL
Gold	CID000113	Aurubis AG	DEU
Gold	CID000103	Atasay Kuyumculuk Sanayi Ve Ticaret A.S.	TUR
Gold	CID000090	Asaka Riken Co., Ltd.	JPN
Gold	CID000082	Asahi Pretec Corp.	JPN
Gold	CID000077	Argor-Heraeus S.A.	CHE
Gold	CID000058	AngloGold Ashanti Corrego do Sitio Mineracao	BRA
Gold	CID000041	Almalyk Mining and Metallurgical Complex (AMMC)	UZB
Gold	CID000035	Allgemeine Gold-und Silberscheideanstalt A.G.	DEU
Gold	CID000019	Aida Chemical Industries Co., Ltd.	JPN
Gold	CID000015	Advanced Chemical Company	USA
Tantalum	CID003402	CP Metals Inc.	USA
Tantalum	CID002847	PRG Dooel	MKD
Tantalum	CID002842	Jiangxi Tuohong New Raw Material	CHN
Tantalum	CID002707	Resind Industria e Comercio Ltda.	BRA
Tantalum	CID002568	KEMET Blue Powder	USA
Tantalum	CID002558	Global Advanced Metals Aizu	JPN
Tantalum	CID002557	Global Advanced Metals Boyertown	USA
Tantalum	CID002550	H.C. Starck Smelting GmbH & Co. KG	DEU
Tantalum	CID002549	H.C. Starck Ltd.	JPN
Tantalum	CID002548	H.C. Starck Inc.	USA
Tantalum	CID002547	H.C. Starck Hermsdorf GmbH	DEU
Tantalum	CID002545	H.C. Starck Tantalum and Niobium GmbH	DEU
Tantalum	CID002544	H.C. Starck Co., Ltd.	THA
Tantalum	CID002539	KEMET Blue Metals	MEX
Tantalum	CID002512	Jiangxi Dinghai Tantalum & Niobium Co., Ltd.	CHN
Tantalum	CID002508	XinXing HaoRong Electronic Material Co., Ltd.	CHN
Tantalum	CID002506	Jiujiang Zhongao Tantalum & Niobium Co., Ltd.	CHN
Tantalum	CID002505	FIR Metals & Resource Ltd.	CHN
Tantalum	CID002504	D Block Metals, LLC	USA
Tantalum	CID002492	Hengyang King Xing Lifeng New Materials Co., Ltd.	CHN
Tantalum	CID001969	Ulba Metallurgical Plant JSC	KAZ
Tantalum	CID001891	Telex Metals	USA
Tantalum	CID001869	Taki Chemical Co., Ltd.	JPN
Tantalum	CID001769	Solikamsk Magnesium Works OAO	RUS
Tantalum	CID001522	Yanling Jincheng Tantalum & Niobium Co., Ltd.	CHN
Tantalum	CID001508	QuantumClean	USA
Tantalum	CID001277	Ningxia Orient Tantalum Industry Co., Ltd.	CHN
Tantalum	CID001200	NPM Silmet AS	EST
Tantalum	CID001192	Mitsui Mining and Smelting Co., Ltd.	JPN
Tantalum	CID001175	Mineracao Taboca S.A.	BRA
Tantalum	CID001163	Metallurgical Products India Pvt., Ltd.	IND
Tantalum	CID001076	LSM Brasil S.A.	BRA
Tantalum	CID000917	Jiujiang Tanbre Co., Ltd.	CHN
Tantalum	CID000914	JiuJiang JinXin Nonferrous Metals Co., Ltd.	CHN
Tantalum	CID000616	Guangdong Zhiyuan New Material Co., Ltd.	CHN
Tantalum	CID000460	F&X Electro-Materials Ltd.	CHN
Tantalum	CID000456	Exotech Inc.	USA
Tantalum	CID000291	Guangdong Rising Rare Metals-EO Materials Ltd.	CHN
Tantalum	CID000211	Changsha South Tantalum Niobium Co., Ltd.	CHN
Tantalum	CID000092	Asaka Riken Co., Ltd.	JPN
Tin	CID003409	Precious Minerals and Smelting Limited	IND
Tin	CID003397	Yunnan Yunfan Non-ferrous Metals Co., Ltd.	CHN
Tin	CID003387	Luna Smelter, Ltd.	RWA
Tin	CID003381	PT Rajawali Rimba Perkasa	IDN
Tin	CID003379	Ma'anshan Weitai Tin Co., Ltd.	CHN
Tin	CID003356	Dongguan CiEXPO Environmental Engineering Co., Ltd.	CHN
Tin	CID003325	Tin Technology & Refining	USA
Tin	CID003208	Pongpipat Company Limited	MMR
Tin	CID003205	PT Bangka Serumpun	IDN
Tin	CID003190	Chifeng Dajingzi Tin Industry Co., Ltd.	CHN
Tin	CID003116	Guangdong Hanhe Non-Ferrous Metal Co., Ltd.	CHN
Tin	CID002870	PT Lautan Harmonis Sejahtera	IDN
Tin	CID002858	Modeltech Sdn Bhd	MYS
Tin	CID002849	Guanyang Guida Nonferrous Metal Smelting Plant	CHN
Tin	CID002848	Gejiu Fengming Metallurgy Chemical Plant	CHN
Tin	CID002844	HuiChang Hill Tin Industry Co., Ltd.	CHN
Tin	CID002835	PT Menara Cipta Mulia	IDN
Tin	CID002834	Thai Nguyen Mining and Metallurgy Co., Ltd.	VNM
Tin	CID002829	PT Kijang Jaya Mandiri	IDN
Tin	CID002816	PT Sukses Inti Makmur	IDN
Tin	CID002776	PT Bangka Prima Tin	IDN
Tin	CID002774	Metallo Spain S.L.U.	ESP
Tin	CID002773	Metallo Belgium N.V.	BEL
Tin	CID002756	Super Ligas	BRA
Tin	CID002706	Resind Industria e Comercio Ltda.	BRA
Tin	CID002703	An Vinh Joint Stock Mineral Processing Company	VNM
Tin	CID002593	PT Rajehan Ariq	IDN
Tin	CID002592	CV Dua Sekawan	IDN
Tin	CID002574	Tuyen Quang Non-Ferrous Metals Joint Stock Company	VNM
Tin	CID002573	Nghe Tinh Non-Ferrous Metals Joint Stock Company	VNM
Tin	CID002572	Electro-Mechanical Facility of the Cao Bang Minerals & Metallurgy Joint Stock Company	VNM
Tin	CID002570	CV Ayi Jaya	IDN
Tin	CID002530	PT Inti Stania Prima	IDN
Tin	CID002517	O.M. Manufacturing Philippines, Inc.	PHL
Tin	CID002503	PT ATD Makmur Mandiri Jaya	IDN
Tin	CID002500	Melt Metais e Ligas S.A.	BRA
Tin	CID002478	PT Tirus Putra Mandiri	IDN
Tin	CID002468	Magnu's Minerais Metais e Ligas Ltda.	BRA
Tin	CID002455	CV Venus Inti Perkasa	IDN
Tin	CID002180	Yunnan Tin Company Limited	CHN
Tin	CID002158	Yunnan Chengfeng Non-ferrous Metals Co., Ltd.	CHN
Tin	CID002036	White Solder Metalurgia e Mineracao Ltda.	BRA
Tin	CID001908	Gejiu Yunxin Nonferrous Electrolysis Co., Ltd.	CHN
Tin	CID001898	Thaisarco	THA
Tin	CID001758	Soft Metais Ltda.	BRA
Tin	CID001539	Rui Da Hung	TWN
Tin	CID001493	PT Tommy Utama	IDN
Tin	CID001490	PT Tinindo Inter Nusa	IDN
Tin	CID001482	PT Timah Tbk Mentok	IDN
Tin	CID001477	PT Timah Tbk Kundur	IDN
Tin	CID001471	PT Sumber Jaya Indah	IDN
Tin	CID001468	PT Stanindo Inti Perkasa	IDN
Tin	CID001463	PT Sariwiguna Binasentosa	IDN
Tin	CID001460	PT Refined Bangka Tin	IDN
Tin	CID001458	PT Prima Timah Utama	IDN
Tin	CID001457	PT Panca Mega Persada	IDN
Tin	CID001453	PT Mitra Stania Prima	IDN
Tin	CID001448	PT Karimun Mining	IDN
Tin	CID001434	PT DS Jaya Abadi	IDN
Tin	CID001428	PT Bukit Timah	IDN
Tin	CID001421	PT Belitung Industri Sejahtera	IDN
Tin	CID001419	PT Bangka Tin Industry	IDN
Tin	CID001406	PT Babel Surya Alam Lestari	IDN
Tin	CID001402	PT Babel Inti Perkasa	IDN
Tin	CID001399	PT Artha Cipta Langgeng	IDN
Tin	CID001337	Operaciones Metalurgicas S.A.	BOL
Tin	CID001314	O.M. Manufacturing (Thailand) Co., Ltd.	THA
Tin	CID001231	Jiangxi New Nanshan Technology Ltd.	CHN
Tin	CID001191	Mitsubishi Materials Corporation	JPN
Tin	CID001182	Minsur	PER
Tin	CID001173	Mineracao Taboca S.A.	BRA
Tin	CID001142	Metallic Resources, Inc.	USA
Tin	CID001105	Malaysia Smelting Corporation (MSC)	MYS
Tin	CID001070	China Tin Group Co., Ltd.	CHN
Tin	CID000942	Gejiu Kai Meng Industry and Trade LLC	CHN
Tin	CID000760	Huichang Jinshunda Tin Co., Ltd.	CHN
Tin	CID000555	Gejiu Zili Mining And Metallurgy Co., Ltd.	CHN
Tin	CID000538	Gejiu Non-Ferrous Metal Processing Co., Ltd.	CHN
Tin	CID000468	Fenix Metals	POL
Tin	CID000448	Estanho de Rondônia S.A.	BRA
Tin	CID000438	EM Vinto	BOL
Tin	CID000402	Dowa	JPN
Tin	CID000315	CV United Smelting	IDN
Tin	CID000313	PT Premium Tin Indonesia	IDN
Tin	CID000309	PT Aries Kencana Sejahtera	IDN
Tin	CID000306	CV Gita Pesona	IDN
Tin	CID000292	Alpha	USA
Tin	CID000228	Chenzhou Yunxiang Mining and Metallurgy Co., Ltd.	CHN
Tungsten	CID003448	CP Metals Inc.	USA
Tungsten	CID003427	Albasteel Industria e Comercio de Ligas Para Fundicao Ltd.	BRA
Tungsten	CID003408	JSC "Kirovgrad Hard Alloys Plant"	RUS
Tungsten	CID003407	Lianyou Metals Co., Ltd.	TWN
Tungsten	CID003401	Fujian Ganmin RareMetal Co., Ltd.	CHN
Tungsten	CID003388	KGETS CO., LTD.	KOR
Tungsten	CID003182	Hunan Litian Tungsten Industry Co., Ltd.	CHN
Tungsten	CID002845	Moliren Ltd.	RUS
Tungsten	CID002843	Woltech Korea Co., Ltd.	KOR
Tungsten	CID002833	ACL Metais Eireli	BRA
Tungsten	CID002830	Xinfeng Huarui Tungsten & Molybdenum New Material Co., Ltd.	CHN
Tungsten	CID002827	Philippine Chuangxin Industrial Co., Inc.	PHL
Tungsten	CID002724	Unecha Refractory metals plant	RUS
Tungsten	CID002649	Hydrometallurg, JSC	RUS
Tungsten	CID002647	Jiangxi Xianglu Tungsten Co., Ltd.	CHN
Tungsten	CID002645	Ganzhou Haichuang Tungsten Co., Ltd.	CHN
Tungsten	CID002589	Niagara Refining LLC	USA
Tungsten	CID002579	Hunan Chuangda Vanadium Tungsten Co., Ltd. Wuji	CHN
Tungsten	CID002551	Jiangwu H.C. Starck Tungsten Products Co., Ltd.	CHN
Tungsten	CID002543	Masan Tungsten Chemical LLC (MTC)	VNM
Tungsten	CID002542	H.C. Starck Smelting GmbH & Co. KG	DEU
Tungsten	CID002541	H.C. Starck Tungsten GmbH	DEU
Tungsten	CID002513	Chenzhou Diamond Tungsten Products Co., Ltd.	CHN
Tungsten	CID002502	Asia Tungsten Products Vietnam Ltd.	VNM
Tungsten	CID002494	Ganzhou Seadragon W & Mo Co., Ltd.	CHN
Tungsten	CID002321	Jiangxi Gan Bei Tungsten Co., Ltd.	CHN
Tungsten	CID002320	Xiamen Tungsten (H.C.) Co., Ltd.	CHN
Tungsten	CID002319	Malipo Haiyu Tungsten Co., Ltd.	CHN
Tungsten	CID002318	Jiangxi Tonggu Non-ferrous Metallurgical & Chemical Co., Ltd.	CHN
Tungsten	CID002317	Jiangxi Xinsheng Tungsten Industry Co., Ltd.	CHN
Tungsten	CID002316	Jiangxi Yaosheng Tungsten Co., Ltd.	CHN
Tungsten	CID002315	Ganzhou Jiangwu Ferrotungsten Co., Ltd.	CHN
Tungsten	CID002313	Jiangxi Minmetals Gao'an Non-ferrous Metals Co., Ltd.	CHN
Tungsten	CID002095	Xinhai Rendan Shaoguan Tungsten Co., Ltd.	CHN
Tungsten	CID002082	Xiamen Tungsten Co., Ltd.	CHN
Tungsten	CID002044	Wolfram Bergbau und Hutten AG	AUT
Tungsten	CID001889	Tejing (Vietnam) Tungsten Co., Ltd.	VNM
Tungsten	CID000966	Kennametal Fallon	USA
Tungsten	CID000875	Ganzhou Huaxing Tungsten Products Co., Ltd.	CHN
Tungsten	CID000825	Japan New Metals Co., Ltd.	JPN
Tungsten	CID000769	Hunan Chunchang Nonferrous Metals Co., Ltd.	CHN
Tungsten	CID000766	Hunan Chenzhou Mining Co., Ltd.	CHN
Tungsten	CID000568	Global Tungsten & Powders Corp.	USA
Tungsten	CID000499	Fujian Jinxin Tungsten Co., Ltd.	CHN
Tungsten	CID000258	Chongyi Zhangyuan Tungsten Co., Ltd.	CHN
Tungsten	CID000218	Guangdong Xianglu Tungsten Co., Ltd.	CHN
Tungsten	CID000105	Kennametal Huntsville	USA
Tungsten	CID000004	A.L.M.T. Corp.	JPN